UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2025

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☑ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED MARCH 31,

2025

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$247,390	$346,085
Short-term interest-bearing investments	76,358	168,242
Accounts receivable, net	957,865	1,028,357
Prepaid expenses and other current assets	279,656	228,498
Total current assets	1,561,269	1,771,182
Property and equipment, net	726,701	755,601
Lease assets	148,145	149,254
Goodwill	2,884,617	2,844,908
Intangible assets, net	171,137	160,729
Other noncurrent assets	712,685	704,468
Total assets	$6,204,554	$6,386,142
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$346,171	$305,928
Accrued expenses and other current liabilities	661,096	778,939
Accrued personnel costs	154,850	230,812
Lease liabilities	38,804	39,983
Deferred revenue	139,640	115,247
Total current liabilities	1,340,561	1,470,909
Deferred income taxes and taxes payable	208,523	197,923
Lease liabilities	102,338	103,462
Long-term debt, net of unamortized debt issuance costs	646,593	646,291
Other noncurrent liabilities	404,313	468,380
Total liabilities	2,702,328	2,886,965
Equity:
Amdocs Limited Shareholders' equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 290,011 and 288,485 issued and 111,219 and 112,891 outstanding, respectively	4,617	4,598
Additional paid-in capital	4,495,539	4,413,503
Treasury stock, at cost 178,792 and 175,594 ordinary shares, respectively	(8,064,154)	(7,784,434)
Accumulated other comprehensive loss	(4,996)	(4,410)
Retained earnings	7,029,751	6,827,719
Total Amdocs Limited Shareholders' equity	3,460,757	3,456,976
Noncontrolling interests	41,469	42,201
Total equity	3,502,226	3,499,177
Total liabilities and equity	$6,204,554	$6,386,142

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2025(a)	2024	2025(a)	2024
Revenue	$1,128,203	$1,245,849	$2,238,258	$2,491,048
Operating expenses:
Cost of revenue	698,049	801,996	1,380,308	1,614,740
Research and development	81,796	91,154	166,129	180,361
Selling, general and administrative	134,625	147,609	256,712	290,113
Amortization of purchased intangible assets and other	15,998	16,198	31,757	32,608
Restructuring charges	—	33,160	6,783	33,160
	930,468	1,090,117	1,841,689	2,150,982
Operating income	197,735	155,732	396,569	340,066
Interest and other expense, net	(8,465)	(11,650)	(14,874)	(21,428)
Income before income taxes	189,270	144,082	381,695	318,638
Income taxes	25,269	24,657	65,842	50,491
Net income	$164,001	$119,425	$315,853	$268,147
Net income attributable to noncontrolling interests	758	923	1,477	1,680
Net income attributable to Amdocs Limited	$163,243	$118,502	$314,376	$266,467
Basic earnings per share attributable to Amdocs Limited	$1.46	$1.02	$2.80	$2.28
Diluted earnings per share attributable to Amdocs Limited	$1.45	$1.01	$2.78	$2.27
Cash dividends declared per ordinary share	$0.527	$0.479	$1.006	$0.914

(a) During the first quarter of fiscal year 2025, we phased out several low-margin, non-core business activities, which were included in the three and six months ended March 31, 2024, for more details see ‘Item 2. Operating and Financial Review and Prospects’.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Net income	$164,001	$119,425	$315,853	$268,147
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(5,590)	(1,975)	(3,396)	40,172
Net change in fair value of available-for-sale securities(2)	1,853	1,037	2,810	5,710
Other comprehensive (loss) income, net of tax	(3,737)	(938)	(586)	45,882
Comprehensive income	$160,264	$118,487	$315,267	$314,029
Comprehensive income attributable to noncontrolling interests	758	923	1,477	1,680
Comprehensive income attributable to Amdocs Limited	$159,506	$117,564	$313,790	$312,349

(1)
Net of tax of $710 and $359 for the three months ended March 31, 2025 and 2024, respectively, and of $191 and $2,466 for the six months ended March 31, 2025 and 2024, respectively.
(2)
No tax impact for the three and six months ended March 31, 2025 and 2024.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
Balance as of December 31, 2024	112,163	$4,610	$4,464,706	$(7,928,917)	$(1,259)	$6,925,123	$3,464,263	$41,597	$3,505,860
Comprehensive income:
Net income	—	—	—	—	—	163,243	163,243	758	164,001
Other comprehensive income	—	—	—	—	(3,737)	—	(3,737)	—	(3,737)
Comprehensive income	—	—	—	—	—	—	159,506	758	160,264
Employee stock options exercised	80	1	5,180	—	—	—	5,181	—	5,181
Repurchase of shares	(1,537)	—	—	(135,237)	—	—	(135,237)	—	(135,237)
Cash dividends declared ($0.527 per ordinary share)	—	—	—	—	—	(58,615)	(58,615)	—	(58,615)
Issuance of restricted stock, net of forfeitures	513	6	—	—	—	—	6	—	6
Equity-based compensation expense related to employees	—	—	25,653	—	—	—	25,653	—	25,653
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(886)	(886)
Balance as of March 31, 2025	111,219	$4,617	$4,495,539	$(8,064,154)	$(4,996)	$7,029,751	$3,460,757	$41,469	$3,502,226

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
Balance as of December 31, 2023	116,502	$4,584	$4,294,652	$(7,379,838)	$(6,452)	$6,646,799	$3,559,745	$42,608	$3,602,353
Comprehensive income:
Net income	—	—	—	—	—	118,502	118,502	923	119,425
Other comprehensive loss	—	—	—	—	(938)	—	(938)	—	(938)
Comprehensive income	—	—	—	—	—	—	117,564	923	118,487
Employee stock options exercised	187	3	11,693	—	—	—	11,696	—	11,696
Repurchase of shares	(1,264)	—	—	(115,416)	—	—	(115,416)	—	(115,416)
Cash dividends declared ($0.479 per ordinary share)	—	—	—	—	—	(55,528)	(55,528)	—	(55,528)
Issuance of restricted stock, net of forfeitures	492	6	—	—	—	—	6	—	6
Equity-based compensation expense related to employees	—	—	26,345	—	—	—	26,345	—	26,345
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(422)	(422)
Balance as of March 31, 2024	$115,917	$4,593	$4,332,690	$(7,495,254)	$(7,390)	$6,709,773	$3,544,412	$43,109	$3,587,521

____________

(1)
As of March 31, 2025 and 2024, accumulated other comprehensive loss is comprised of unrealized (loss) gain on derivatives, net of tax, of $(359) and $5,495 unrealized loss on short-term interest-bearing investments, net of tax, of $(2,428) and $(10,493), and unrealized loss on defined benefit plan, net of tax, of $(2,209) and $(2,392), respectively.
(2)
Starting fiscal year 2023, the Company distributes earnings to the noncontrolling interests, for further details please refer to Note 2, “A summary of Significant Accounting Policies, ” in the Company’s Annual Report on Form 20-F for the fiscal year 2024.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
Balance as of September 30, 2024	112,891	$4,598	$4,413,503	$(7,784,434)	$(4,410)	$6,827,719	$3,456,976	$42,201	$3,499,177
Comprehensive income:
Net income	—	—	—	—	—	314,376	314,376	1,477	315,853
Other comprehensive income	—	—	—	—	(586)	—	(586)	—	(586)
Comprehensive income	—	—	—	—	—	—	313,790	1,477	315,267
Employee stock options exercised	213	3	13,347	—	—	—	13,350	—	13,350
Repurchase of shares	(3,198)	—	—	(279,720)	—	—	(279,720)	—	(279,720)
Cash dividends declared ($1.006 per ordinary share)	-	—	—	—	—	(112,344)	(112,344)	—	(112,344)
Issuance of restricted stock, net of forfeitures	1,062	13	—	—	—	—	13	—	13
Employee share purchase plan	251	3	16,516	—	—	—	16,519	—	16,519
Equity-based compensation expense related to employees	—	—	52,173	—	—	—	52,173	—	52,173
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(2,209)	(2,209)
Balance as of March 31, 2025	111,219	$4,617	$4,495,539	$(8,064,154)	$(4,996)	$7,029,751	$3,460,757	$41,469	$3,502,226

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
Balance as of September 30, 2023	117,348	$4,571	$4,244,256	$(7,221,313)	$(53,272)	$6,549,517	$3,523,759	$43,173	$3,566,932
Comprehensive income:
Net income	—	—	—	—	—	266,467	266,467	1,680	268,147
Other comprehensive income	—	—	—	—	45,882	—	45,882	—	45,882
Comprehensive income	—	—	—	—	—	—	312,349	1,680	314,029
Employee stock options exercised	261	4	16,042	—	—	—	16,046	—	16,046
Repurchase of shares	(3,159)	—	—	(273,941)	—	—	(273,941)	—	(273,941)
Cash dividends declared ($0.958 per ordinary share)	—	—	—	—	—	(106,211)	(106,211)	—	(106,211)
Issuance of restricted stock, net of forfeitures	1,192	15	—	—	—	—	15	—	15
Employee share purchase plan	275	3	19,967	—	—	—	19,970	—	19,970
Equity-based compensation expense related to employees	—	—	52,425	—	—	—	52,425	—	52,425
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(1,744)	(1,744)
Balance as of March 31, 2024	$115,917	$4,593	$4,332,690	$(7,495,254)	$(7,390)	$6,709,773	$3,544,412	$43,109	$3,587,521

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Six months ended March 31,
	2025	2024
Cash Flow from Operating Activities:
Net income	$315,853	$268,147
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	92,822	97,851
Amortization of debt issuance cost	300	296
Equity-based compensation expense	52,173	52,425
Deferred income taxes	2,296	559
Loss from short-term interest-bearing investments	1,739	4,640
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	33,174	(71,288)
Prepaid expenses and other current assets	(32,526)	19,305
Other noncurrent assets	5,141	(14,493)
Lease assets and liabilities, net	(1,194)	(6,130)
Accounts payable, accrued expenses and accrued personnel	(126,700)	70,073
Deferred revenue	27,846	(48,528)
Income taxes payable, net	(11,082)	(62,228)
Other noncurrent liabilities	(81,829)	4,415
Net cash provided by operating activities	$278,013	$315,044
Cash Flow from Investing Activities:
Purchase of property and equipment, net (b)	(43,319)	(63,346)
Proceeds from sale of short-term interest-bearing investments	92,955	31,141
Purchase of short-term interest-bearing investments	—	(9,061)
Net cash paid for business acquisitions	(57,169)	(87,129)
Net cash from equity investments and other	16,741	(391)
Net cash provided (used) in investing activities	$9,208	$(128,786)
Cash Flow from Financing Activities:
Repurchase of shares	(279,720)	(273,941)
Proceeds from employee stock option exercises	11,422	16,061
Payments of dividends	(107,810)	(101,736)
Distribution to noncontrolling interests	(2,209)	(1,744)
Payment of contingent consideration and deferred payment of business acquisitions	(7,599)	(2,063)
Net cash used in financing activities	$(385,916)	$(363,423)
Net decrease in cash and cash equivalents	(98,695)	(177,165)
Cash and cash equivalents at beginning of period	346,085	520,080
Cash and cash equivalents at end of period	$247,390	$342,915
Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds (c)	$79,009	$114,574
Interest	20,442	16,843

(b) The amounts under "Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the six months ended March 31, 2025 and 2024.

(c) For Further details, see also Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, entertainment and media service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud portfolio.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2024, set forth in the Company’s Annual Report on Form 20-F filed on December 17, 2024 with the U.S. Securities and Exchange Commission, or the SEC. There have been no material changes to the Company’s significant accounting policies from its Annual Report on Form 20-F for the fiscal year ended September 30, 2024.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures", to disclose in the notes of the financial statements additional information about specific expense categories. This ASU will be effective for the Company's annual report for fiscal year 2028 and for interim period reporting beginning in fiscal year 2029, with early adoption permitted and should be applied either prospectively or retroactively. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures”, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU will be effective for the Company's annual report for fiscal year 2026 and allows adoption on a prospective basis, with a retrospective option. This ASU will only have an impact on the Company's income tax disclosures. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures,” which enhances the disclosures required for operating segments in the annual and interim consolidated financial statements. This ASU will be effective for the Company's annual report for fiscal year 2025 and for interim period reporting beginning in fiscal year 2026 on a retrospective basis with early adoption permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

3. Acquisitions

During the six months ended March 31, 2025, the Company completed three business acquisitions for an aggregate net consideration of approximately $59,000 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The majority of this amount was paid for the acquisition of Profinit, a data science and engineering company. These acquisitions, individually and in the aggregate, were not material in the period presented. In allocating the total consideration based on the preliminary estimated fair values for Profinit, the Company recorded $29,418 of goodwill, and $18,439 of customer relationships to be amortized over approximately five years.

During the six months ended March 31, 2024, the Company completed two business acquisitions for an aggregate net consideration of approximately $84,500 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization. These acquisitions, individually and in the aggregate, were not material in period presented. In allocating the total consideration based on the preliminary estimated fair values for Astadia, the Company recorded $86,894 of goodwill, $27,677 of customer relationships to be amortized over approximately six years, $8,001 of core technology to be amortized over approximately four years, and $1,784 of trademark to be amortized over approximately three years.

4. Revenue

Contract Balances

The following table provides information about accounts receivable, both billed and unbilled and deferred revenue:

	As of
	March 31, 2025	September 30, 2024
Accounts receivable - billed (net of allowance for credit losses of $43,838 and $32,638 as of March 31, 2025 and September 30, 2024, respectively)	$600,255	$665,740
Accounts receivable – unbilled (current)	357,610	362,617
Accounts receivable – unbilled (non-current)	120,047	75,050
Total Accounts receivable - unbilled	477,657	437,667
Deferred revenue (current)	(139,640)	(115,247)
Deferred revenue (non-current)	(8,052)	(836)
Total Deferred revenue	$(147,692)	$(116,083)

Revenue recognized during the three and six months ended March 31, 2025, which was included in deferred revenue (current) as of September 30, 2024 was $15,709 and $84,753. Revenue recognized during the three and six months ended March 31, 2024, which was included in deferred revenue (current) as of September 30, 2023 was $26,310 and $142,423, respectively.

As of March 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.6 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Managed services arrangements	$747,108	$720,285	$1,475,963	$1,442,744
Others	381,095	525,564	762,295	1,048,304
Total	$1,128,203	$1,245,849	$2,238,258	$2,491,048

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Geographic Information

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
North America (mainly United States)	$738,335	$823,206	$1,475,731	$1,661,341
Europe	180,676	184,848	335,908	366,268
Rest of the world	209,192	237,795	426,619	463,439
Total	$1,128,203	$1,245,849	$2,238,258	$2,491,048

5. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and September 30, 2024:

	As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$33,849	$—	$—	$33,849
Corporate bonds	—	32,345	—	32,345
U.S. government treasuries	28,135	—	—	28,135
Supranational and sovereign debt	—	13,746	—	13,746
Municipal bonds	—	1,943	—	1,943
Asset backed obligations	—	188	—	188
Total available-for-sale securities	61,984	48,222	—	110,206
Equity Investments	—		33,398	33,398
Derivative financial instruments, net	—	(4,277)	—	(4,277)
Acquisition-related liabilities	—	—	(49,077)	(49,077)
Total	$61,984	$43,945	$(15,679)	$90,250

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$142,920	$—	$—	$142,920
Corporate bonds	—	108,420	—	108,420
U.S. government treasuries	35,533	—	—	35,533
Supranational and sovereign debt	—	16,660	—	16,660
Municipal bonds	—	4,191	—	4,191
Asset backed obligations	—	3,438	—	3,438
Total available-for-sale securities	178,453	132,709	—	311,162
Equity Investments	—	—	42,190	42,190
Derivative financial instruments, net	—	(6,380)	—	(6,380)
Acquisition-related liabilities	—	—	(52,139)	(52,139)
Total	$178,453	$126,329	$(9,949)	$294,833

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and six months ended March 31, 2025. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued every quarter. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of March 31, 2025 and September 30, 2024. The decrease in Level 3 liabilities was primarily attributable to changes in the fair value recorded in the consolidated statement of income during the three and six months ended March 31, 2025, payments of certain acquisition-related liabilities, which were partially offset by new acquisition-related liabilities recorded against goodwill in connection with recent acquisitions. The decrease in Level 3 assets is primarily due to the sale of an equity investment and, to a lesser extent, changes in fair value recorded in the consolidated statement of income for the three and six months ended March 31, 2025.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, see Note 13.

6. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$33,849	$—	$—	$33,849
Corporate bonds	33,334	—	989	32,345
U.S. government treasuries	28,960	—	825	28,135
Supranational and sovereign debt	14,311	—	565	13,746
Municipal bonds	1,991	—	48	1,943
Asset backed obligations	189	—	1	188
Total(1)	$112,634	$—	$2,428	$110,206

(1)
Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of March 31, 2025, $76,358 of securities were classified as short-term interest-bearing investments and $33,849 of securities were classified as cash and cash equivalents.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	As of September 30, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$142,920	$—	$—	$142,920
Corporate bonds	111,351	—	2,931	108,420
U.S. government treasuries	36,904	—	1,371	35,533
Supranational and sovereign debt	17,438	—	778	16,660
Municipal bonds	4,317	—	126	4,191
Asset backed obligations	3,470	—	32	3,438
Total(1)	$316,400	$—	$5,238	$311,162

(1)
Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest- bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets. As of September 30, 2024, $168,242 of securities were classified as short-term interest-bearing investments and $142,920 of securities were classified as cash and cash equivalents.

As of March 31, 2025, the immaterial unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit losses. Based on this assessment, the Company did not recognize any credit losses in the three and six months ended March 31, 2025 and 2024. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method. The Company does not intend to sell these investments. In addition, it is more likely than not that the Company will not be required to sell them before recovery of the amortized cost basis, which may be at maturity.

As of March 31, 2025, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$77,358
1 to 2 years	32,848
$110,206

7. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was immaterial as of March 31, 2025. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2025. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of March 31, 2025 for forward contracts.

Notional Value*
Foreign exchange contracts	$1,578,764

* Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of March 31, 2025 and September 30, 2024, is as follows:

	As of
	March 31, 2025	September 30, 2024
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$3,144	$3,264
Other noncurrent assets	142	2,987
Accrued expenses and other current liabilities	(3,729)	(4,093)
Other noncurrent liabilities	(1,201)	(236)
	(1,644)	1,922
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	$4,670	$2,674
Other noncurrent assets	1,245	1,236
Accrued expenses and other current liabilities	(8,548)	(12,212)
	(2,633)	(8,302)
Net fair value	$(4,277)	$(6,380)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward contracts outstanding as of March 31, 2025 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, net, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, is recognized immediately in interest and other expense, net.

The effect of the Company's cash flow hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2025 and 2024, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from
	Accumulated Other Comprehensive Loss (Effective Portion)
	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Line item in consolidated statements of income:
Revenue	71	$103	71	$457
Cost of revenue	(222)	(3,109)	(1,052)	(9,239)
Research and development	89	(1,001)	(48)	(3,041)
Selling, general and administrative	191	(972)	126	(3,068)
Total	$129	$(4,979)	$(903)	$(14,891)

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Six months ended March 31,
	2025	2024

Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$3,037	$(34,677)
Changes in fair value of cash flow hedges, net of tax	(4,383)	26,199
Reclassification of net losses into earnings, net of tax	987	13,973
Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(359)	$5,495

Net (losses) gains from cash flow hedges recognized in other comprehensive (loss) income were $(4,490) and $27,747, or $(4,383) and $26,199 net of taxes, during the six months ended March 31, 2025 and 2024, respectively.

Of the net unrealized (losses) gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of March 31, 2025, a net loss of $500 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2025 and 2024, was not material.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company's derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2025 and 2024, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income
	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Line item in consolidated statements of income:
Cost of revenue	$(21)	$(1,262)	$(1,444)	$1,673
Research and development	(158)	(310)	(192)	541
Selling, general and administrative	(97)	(387)	(358)	557
Interest and other expense, net	(8,043)	1,843	7,258	(4,291)
Income taxes	(496)	232	361	(385)
Total	$(8,815)	$116	$5,625	$(1,905)

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	March 31, 2025	September 30, 2024
Ongoing accrued expenses	$339,931	$445,253
Project-related provisions	45,274	42,719
Dividends payable	58,615	54,081
Taxes payable (1)	35,617	47,697
Derivative instruments	12,277	16,305
Other	169,382	172,884
Accrued expenses and other current liabilities	$661,096	$778,939

(1) For further details, please see Note 10 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

9. Restructuring charges

During fiscal year 2023, the Company conducted certain restructuring actions (the “2023 Restructuring Plan”), primarily associated with alignment of the Company’s workforce around its global site strategy, the optimization of the Company’s hybrid work model, as well as appropriate measures to optimize expenditures and resource allocation, as a result of which, the Company incurred restructuring charges of $70,901. The remaining liability under the 2023 Restructuring Plan, as of March 31, 2025, is immaterial and most of it is expected to be paid during the fiscal year 2025.

During the second quarter of fiscal year 2024, the Company initiated a new restructuring plan (the “2024 Restructuring Plan”), which was mainly comprised of employee severance expenses and benefits arrangements. The majority of the remaining liability under the 2024 Restructuring Plan, as of March 31, 2025, is expected to be paid during the coming several quarters. The Company expects to execute the remainder of the 2024 Restructuring plan over the next several quarters.

The restructuring activities for the 2024 and 2023 Restructuring Plans, as of March 31, 2025 were as follows (*) (**):

	Workforce	Premises and other	Total
Liability as of October 1, 2024	$75,319	$2,665	$77,984
Restructuring charges	5,639	1,144	6,783
Payments	(20,657)	(242)	(20,899)
Non-Cash items	(697)	280	(417)
Liability as of December 31, 2024	$59,604	$3,847	$63,451
Restructuring Charges	—	—	—
Payments	(20,331)	(1,526)	(21,857)
Non-Cash items	(189)	817	628
Liability as of March 31, 2025	$39,084	$3,138	$42,222

(*) The table above does not include amounts related to employees' benefit incurred in prior periods.

(**)The 2023 Restructuring Plan which was presented in prior periods in a separate table, is now combined with the table for 2024 Restructuring Plan, due to immateriality of the remaining liability for the 2023 Restructuring Plan.

10. Income Taxes

The provision for income taxes for the following periods consisted of:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Current	$24,624	$17,415	$63,546	$49,932
Deferred	645	7,242	2,296	559
Income taxes	$25,269	$24,657	$65,842	$50,491

The Company's effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes (1)	13.4	17.1	17.2	15.8
Effective income tax rate	13.4%	17.1%	17.2%	15.8%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company's overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1)
Foreign taxes for the six months ended March 31, 2025:

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

In the six months ended March 31, 2025, the Company recorded a tax benefit of $16,010 related to the release of prior periods accrued withholding taxes on unremitted earnings accumulated in a certain jurisdiction. The release of the accrued withholding taxes followed the Company’s funding decisions relating to investment allocation decision.

Foreign taxes in the six months ended March 31, 2025 also included a benefit of $4,991 relating primarily to release of gross unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, and settlements of tax audits.

(1)
Foreign taxes for the six months ended March 31, 2024:

Foreign taxes in the six months ended March 31, 2024 included a benefit of $64,874 relating primarily to release of gross unrecognized tax benefits due to settlements of tax audits, and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the release was offset by an increase in taxes payable and tax payments, and, as a result, a net benefit of $31,087 was included within income tax expense for the period.

As of March 31, 2025, deferred tax assets of $59,948, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, was $165,249 as of March 31, 2025, all of which would affect the effective tax rate if realized. This amount includes an accrual of $34,660 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of March 31, 2025, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Numerator:
Net income attributable to Amdocs Limited	$163,243	$118,502	$314,376	$266,467
Net income and dividends attributable to participating restricted stock	(3,080)	(2,259)	(5,861)	(4,951)
Numerator for basic earnings per common share	$160,163	$116,243	$308,515	$261,516
Undistributed income allocated to participating restricted stock	1,967	1,196	3,754	2,971
Undistributed income reallocated to participating restricted stock	(1,957)	(1,189)	(3,733)	(2,953)
Numerator for diluted earnings per common share	$160,173	$116,250	$308,536	$261,534
Denominator:
Weighted average number of shares outstanding - basic	111,961	116,404	112,357	116,623
Weighted average number of participating restricted stock	(2,112)	(2,219)	(2,095)	(2,167)
Weighted average number of common shares - basic	109,849	114,185	110,262	114,456
Effect of dilutive equity-based compensation awards	553	721	624	708
Weighted average number of common shares - diluted	110,402	114,906	110,886	115,164
Basic earnings per common share attributable to Amdocs Limited	$1.46	$1.02	$2.80	$2.28
Diluted earnings per common share attributable to Amdocs Limited	$1.45	$1.01	$2.78	$2.27

For the three and six months ended March 31, 2025, 240 and 150 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding equity-based compensation awards. For the three and six months ended March 31, 2024, 162 and 92, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and restricted stock units. Shares attributable to antidilutive outstanding stock equity-based compensation awards were not included in the calculation of diluted earnings per share.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

12. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On August 2, 2023, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of the Company’s outstanding ordinary shares with no expiration date. The August 2023 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. During the six months ended March 31, 2025, the Company repurchased 3,198 ordinary shares at an average price of $87.44 per share (excluding broker and transaction fees). As of March 31, 2025, the Company had remaining authority to repurchase up to $257,972 of its outstanding ordinary shares under the August 2023 plan. On May 7, 2025, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of the Company’s outstanding ordinary shares with no expiration date, which brings the aggregate unused authorization under both the August 2023 and the May 2025 plans to $1.26 billion. The May 2025 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate.

13. Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 March 2026 and July 2029, respectively. As of March 31, 2025, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expense recognized in connection with the Senior Notes for the three and six months ended March 31, 2025 were $4,207 and $8,524, respectively, and $4,249 and $8,562 for three and six months ended March 31, 2024. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was $4,804 as of March 31, 2025. As of March 31, 2025, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of March 31, 2025 was $578,832. The fair value was determined based on observable data, such as quoted prices for similar liabilities in active markets of Senior Notes as of March 31, 2025 and is deemed a Level 2 liability within the fair value measurement framework.

As of March 31, 2025, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes. The Company had outstanding letters of credit and bank guarantees from various banks totaling $89,884 as of March 31, 2025.

14. Equity-based Compensation

Equity Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Equity Incentive Plan"), which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In February 2024, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 70,550 to 73,550. The amendment to the Equity Incentive Plan and became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in February 2024. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and are generally subject to service based conditions or a combination of service and performance-based conditions and stock options have a term of primarily ten years. Also, in accordance with the Equity Incentive Plan, options were issued at or above the market price at the time of the grant.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

During the six months ended March 31, 2025, the Company granted 1,007 restricted stock, 280 restricted stock units and stock options to purchase 82 ordinary shares. The weighted average fair values associated with these grants were $82.22 per restricted stock, $83.11 per restricted stock unit and $12.04 per stock option.

Employee Share Purchase Plan

On November 8, 2022, the Company’s Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the “ESPP”). The ESPP was subsequently approved by our shareholders at the annual general meeting of shareholders in January 2023. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. On February 13, 2023, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,400 ordinary shares issuable under the ESPP. As of March 31, 2025, 799 ordinary shares have been issued since the commencement of the ESPP.

Under the ESPP, eligible employees have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period lasts six months in duration, with purchases occurring in December and June. The purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period.

During the six months ended March 31, 2025, the Company issued 251 ordinary shares to employees under the ESPP at a weighted average price of $65.81 per share.

Equity-based Compensation Expense

Equity-based payments to employees, including grants of employee stock options, restricted stock, restricted stock units and ESPP are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2025 and 2024 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Cost of revenue	$12,356	$13,248	$25,606	$26,775
Research and development	2,283	2,256	4,554	4,123
Selling, general and administrative	11,014	10,841	22,013	21,527
Total	$25,653	$26,345	$52,173	$52,425

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of March 31, 2025, there was $124,528 of unrecognized compensation expense related to unvested stock options, unvested restricted stock and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one to two years, based on the vesting periods of the grants.

As of March 31, 2025, there was $1,463 of unrecognized compensation expense related to the ESPP which is expected to be recognized over the remaining purchase period.

15. Dividends

The Company’s Board of Directors declared the following dividends during the six months ended March 31, 2025 and 2024:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
February 4, 2025	$0.527	March 31, 2025	$58,615	April 25, 2025
November 12, 2024	$0.479	December 31, 2024	$53,729	January 31, 2025
February 6, 2024	$0.479	March 29, 2024	$55,528	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50,683	January 26, 2024

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The amounts payable as a result of the February 4, 2025 and February 6, 2024 declarations were included in accrued expenses and other current liabilities as of March 31, 2025 and 2024, respectively.

On May 7, 2025 the Company’s Board of Directors approved the next quarterly dividend payment and set June 30, 2025 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 25, 2025.

16. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity; including the effect of the current economic uncertainty and industry pressure on the spending decisions of our customers; our ability to grow in the business markets that we serve; our ability to successfully integrate acquired businesses; adverse effects of market competition; rapid technological shifts that may render our products and services obsolete; security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers; potential loss of a major customer; our ability to develop long-term relationships with our customers; our ability to successfully and effectively implement artificial intelligence and Generative AI in our offerings and operations; and risks associated with operating businesses in the international market. For a discussion of these and other important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2024, filed on December 17, 2024 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for approximately 400 communications, entertainment and media industry and other service providers in developed countries and emerging markets. Our software and services, which we develop, implement and manage in a unique accountability model, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality and make customer experiences which are truly amazing. Our offerings enable service providers to cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers.

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G standalone, fixed wireless access (FWA), and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering an amazing customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our offerings, grouped by technology capabilities such as commerce and care, monetization, service and network automation, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud, introduce generative AI (GenAI) solutions and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, experience design, data, cloud, network services, to delivery, quality engineering (testing), operations, systems integration, and content services. Our managed services provide multi-year, flexible and tailored support, managing IT business processes and applications services. They include application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the six months ended March 31, 2025, customers in North America accounted for 65.9%% of our revenue, while customers in Europe and the rest of the world accounted for 15.0%% and 19.1%%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•
the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,
•
providing managed services in our domain expertise and other related services, and
•
recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions, including macro-economic conditions, and the level of economic activity in the industries and markets that we serve. In addition, the prevailing level of macro-economic, business, and operational uncertainty, as well as the current inflationary environment and foreign exchange rates fluctuation, may continue to present challenges in future periods and may affect the spending decisions of our customers. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 4 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT and cloud infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $747.1 million and $720.3 million in the three months ended March 31, 2025 and 2024, respectively, and $1.48 billion and $1.44 billion in the six months ended March 31, 2025 and 2024. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth our results of operations for the three and six months ended March 31, 2025 and 2024. Certain items in our consolidated statements of income are reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024

Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	61.9	64.4	61.7	64.8
Research and development	7.3	7.3	7.4	7.2
Selling, general and administrative	11.9	11.8	11.5	11.6
Amortization of purchased intangible assets and other	1.4	1.3	1.4	1.3
Restructuring charges	—	2.7	0.3	1.3
	82.5	87.5	82.3	86.3
Operating income	17.5	12.5	17.7	13.7
Interest and other expense, net	(0.8)	(0.9)	(0.7)	(0.9)
Income before income taxes	16.8	11.6	17.1	12.8
Income taxes	2.2	2.0	2.9	2.0
Net income	14.5%	9.6%	14.1%	10.8%
Net income attributable to noncontrolling interests	0.07	0.07	0.07	0.07
Net income attributable to Amdocs Limited	14.5%	9.5%	14.0%	10.7%

Six Months Ended March 31, 2025 and 2024

The following is a tabular presentation of our results of operations for the six months ended March 31, 2025 compared to the six months ended March 31, 2024. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended March 31,		Increase (Decrease)
	2025 (a)	2024	Amount	%
	(in thousands)
Revenue (*)	$2,238,258	$2,491,048	$(252,790)	(10.1)%
Operating expenses:
Cost of revenue	1,380,308	1,614,740	(234,432)	(14.5)
Research and development	166,129	180,361	(14,232)	(7.9)
Selling, general and administrative	256,712	290,113	(33,401)	(11.5)
Amortization of purchased intangible assets and other	31,757	32,608	(851)	(2.6)
Restructuring charges	6,783	33,160	(26,377)	(79.5)
	1,841,689	2,150,982	(309,293)	(14.4)
Operating income	396,569	340,066	56,503	16.6
Interest and other expense, net	(14,874)	(21,428)	(6,554)	(30.6)
Income before income taxes	381,695	318,638	63,057	19.8
Income taxes	65,842	50,491	15,351	30.4
Net income	$315,853	$268,147	$47,706	17.8%
Net income attributable to noncontrolling interests	1,477	1,680	(203)	(12.1)
Net income attributable to Amdocs Limited	$314,376	$266,467	$47,909	18.0%

(*) Geographic Information:
	Six months ended March 31,		(Decrease) Increase
	2025	2024	Amount	%
	(In thousands)
North America (mainly United States)	$1,475,731	$1,661,341	$(185,610)	(11.2)%
Europe	335,908	366,268	(30,360)	(8.3)
Rest of the world	426,619	463,439	(36,820)	(7.9)
Total	$2,238,258	$2,491,048	$(252,790)	(10.1)%

Revenue. Revenue decreased by $252.8 million, or (10.1)%, to $2,238.3 million in the six months ended March 31, 2025, from $2,491.0 million in the six months ended March 31, 2024. During the six months ended March 31, 2025, we phased out several low-margin, non-core business activities, the results of which were included in the six months ended March 31, 2024. Excluding the effects of phasing out those low-margin, non-core business activities(a) and the immaterial impact of negative foreign currency fluctuations, revenue for the six months ended March 31, 2025, increased by 2.9%, compared to the six months ended March 31, 2024.

In the six months ended March 31, 2025, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%%, 15.0%% and 19.1%%, respectively, of total revenue, compared to 66.7%, 14.7% and 18.6%, respectively, in the six months ended March 31, 2024.

Revenue from customers in North America decreased in absolute amounts during the six months ended March 31, 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a), which was partially offset by higher revenue from managed services activities.

Revenue from customers in Europe decreased in absolute amounts during the six months ended March 31, 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a). Revenue from customers in Europe slightly increased as a percentage of total revenue to 15.0% from 14.7% in the six months ended March 31, 2025 compared to six months ended March 31, 2024, benefiting from the ramp-up of new deal activities and a contribution from the previously completed acquisition of Profinit.

Revenue from customers in the rest of the world decreased in absolute amounts in the six months ended March 31, 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a). Excluding the effects of the phase out activities, revenue from customers in Asia-Pacific region increased as project and managed services activities continued to ramp up with various customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue decreased by $234.4 million, or 14.5%, to $1,380.3 million in the six months ended March 31, 2025, from $1,614.7 million in the six months ended March 31, 2024. The cost of revenue as a percentage of revenue, decreased to 61.7% in the six months ended March 31, 2025, from 64.8% in the six months ended March 31, 2024, the majority of which is a result of the phasing out of non-core, low-margin business activities(a) and the continued focus on operational excellence and the efficiency improvements. Our cost of revenue was also positively affected by foreign exchange impacts.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $14.2 million, or 7.9%, to $166.1 million in the six months ended March 31, 2025, from $180.4 million in the six months ended March 31, 2024. Research and development expense increased as a percentage of total revenue from 7.2% in the six months ended March 31, 2024, to 7.4% in the six months ended March 31, 2025, as total revenue decreased at a higher rate than research and development expense as a result of the phasing out of non-core, low-margin business activities(a). We continue to invest in our cloud offerings, 5G and network related innovation, AI and GenAI capabilities and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $33.4 million, or 11.5%, to $256.7 million in the six months ended March 31, 2025, from $290.1 million in the six months ended March 31, 2024. Selling, general and administrative expense slightly decreased as a percentage of revenue from 11.6% in the six months ended March 31, 2024, to 11.5% in the six months ended March 31, 2025. The decrease was primarily attributable to operational excellence and efficiency improvements, and changes of certain acquisition-related liabilities measured at fair value, partially offset by an increase in account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the six months ended March 31, 2025, slightly decreased by $0.9 million, or 2.6% to $31.8 million from $32.6 million in the six months ended March 31, 2024. The slight decrease in amortization of purchased intangible assets and other was primarily attributable to a decrease in amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to recent completed acquisitions.

Restructuring Charges. Restructuring charges for the six months ended March 31, 2025, were $6.8 million, and were $33.2 in the six months ended March 31, 2024. In fiscal year 2024, the Company took actions under a new restructuring plan, mainly comprised of employee's severance expense and benefits arrangements. The Company expects to execute the remainder of the 2024 restructuring plan over the next several quarters, please see Note 9 to our consolidated financial statements.

Operating Income. Operating income increased by $56.5 million, or 16.6%, in the six months ended March 31, 2025, to $396.6 million, from $340.1 million, in the six months ended March 31, 2024. Operating income increased as a percentage of revenue from 13.7% in the six months ended March 31, 2024, to 17.7% in the six months ended March 31, 2025. The increase in operating income was primarily attributable to the phasing out of non-core, low-margin business activities(a), the continued focus on operational excellence through ongoing adoption of automation, AI, and other sophisticated tools within our operations, to drive additional cost savings and efficiency improvements, and to a lower level of restructuring charges recorded in the six months ended March 31, 2025 compared to the six months ended March 31, 2024. Our operating income was positively affected by foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, decreased from a net expense of $21.4 million in the six months ended March 31, 2024, to a net expense of $14.9 million in the six months ended March 31, 2025. The decrease in interest and other expense, net, was primarily attributable to: (i) a realized gain from an equity investment, partially offset by fair value changes of certain other equity investments resulting in a net increase of $9.7 million compared to the six months ended March 31, 2024, (ii) a decrease in foreign exchange fluctuation charges, partially offset by; (iii) a decrease in interest income net of interest expenses, as a result of lower level of cash balances, recorded in the six months ended March 31, 2025 compared to the six months ended March 31, 2024.

Income Tax expense. Income tax expense for the six months ended March 31, 2025 were $65.8, million, on pre-tax income of $381.7 million, resulting in an effective tax rate of 17.2%, compared to 15.8% in the six months ended March 31, 2024. Please see also Note 10 to our consolidated financial statements. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

Net income attributable to Amdocs Limited. Net income increased by $47.9 million, or 18.0%, to $314.4 million in the six months ended March 31, 2025, from $266.5 million in the six months ended March 31, 2024. The increase in net income is primarily attributable an increase in operating income, a decrease in interest and other expense, net, which were partially offset by an increase in income tax expense.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.51, or 22.5%, to $2.78 in the six months ended March 31, 2025, from $2.27 in the six months ended March 31, 2024. The increase in diluted earnings per share was primarily attributable to an increase in net income in the six months ended March 31, 2025, and to a decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 11 to our consolidated financial statements.

Three Months Ended March 31, 2025 and 2024

The following is a tabular presentation of our results of operations for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended March 31,		Increase (Decrease)
	2025 (a)	2024	Amount	%
	(in thousands)
Revenue (*)	$1,128,203	$1,245,849	$(117,646)	(9.4)%
Operating expenses:
Cost of revenue	698,049	801,996	(103,947)	(13.0)
Research and development	81,796	91,154	(9,358)	(10.3)
Selling, general and administrative	134,625	147,609	(12,984)	(8.8)
Amortization of purchased intangible assets and other	15,998	16,198	(200)	(1.2)
Restructuring charges	—	33,160	(33,160)	(100.0)
	930,468	1,090,117	(159,649)	(14.6)
Operating income	197,735	155,732	42,003	27.0
Interest and other expense, net	(8,465)	(11,650)	(3,185)	(27.3)
Income before income taxes	189,270	144,082	45,188	31.4
Income taxes	25,269	24,657	612	2.5
Net income	$164,001	$119,425	$44,576	37.3%
Net income attributable to noncontrolling interests	758	923	(165)	(0.2)
Net income attributable to Amdocs Limited	$163,243	$118,502	$44,741	37.8%

(*) Geographic Information:
	Three months ended March 31,		(Decrease) Increase
	2025	2024	Amount	%
	(In thousands)
North America (mainly United States)	$738,335	$823,206	$(84,871)	(10.3)%
Europe	180,676	184,848	(4,172)	(2.3)
Rest of the world	209,192	237,795	(28,603)	(12.0)
Total	$1,128,203	$1,245,849	$(117,646)	(9.4)%

Revenue. Revenue decreased by $117.6 million, or (9.4)%, to $1,128.2 million in the three months ended March 31, 2025, from $1,245.8 million in the three months ended March 31, 2024. During the first quarter of fiscal year 2025, we phased out several low-margin, non-core business activities, the results of which were included in the three months ended March 31, 2024. Excluding the effects of phasing out those low-margin, non-core business activities(a) and the immaterial impact of negative foreign currency fluctuations, revenue for the three months ended March 31, 2025, increased by 4.0%, compared to the three months ended March 31, 2024.

In the three months ended March 31, 2025, revenue from customers in North America, Europe and the rest of the world accounted for 65.4%%, 16.0%% and 18.6%%, respectively, of total revenue, compared to 66.1%, 14.8% and 19.1%, respectively, in the three months ended March 31, 2024.

Revenue from customers in North America decreased in absolute amounts during the three months ended March 31, 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a), which was partially offset by higher revenue from managed services activities.

Revenue from customers in Europe slightly decreased in absolute amounts during the three months ended March 31, 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a) almost fully off-set by higher revenue from managed services activities benefiting from the ramp-up of new deal activities, and a contribution from the previously completed acquisition of Profinit. The increase in revenue from customers in Europe as a percentage of total revenue to 16.0% from 14.8% in three months ended March 31, 2025 compared to three months ended March 31, 2024, is primarily attributable to new deals and acquisition activities mentioned above in this paragraph.

Revenue from customers in the rest of the world decreased in absolute amounts during the three months ended March 31, 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a). Excluding the effects of the phase out activities, revenue from customers in Asia-Pacific region increased as project and managed services activities continued to ramp up with various customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue decreased by $103.9 million, or 13.0%, to $698.0 million in the three months ended March 31, 2025, from $802.0 million in the three months ended March 31, 2024. The cost of revenue as a percentage of revenue decreased to 61.9% in the three months ended March 31, 2025, from 64.4% in the three months ended March 31, 2024, the majority of which is a result of the phasing out of non-core, low-margin business activities(a) and the continued focus on operational excellence and the efficiency improvements. Our cost of revenue was also positively affected by foreign exchange impacts.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased in absolute amounts by $9.4 million, or 10.3%, to $81.8 million in the three months ended March 31, 2025, from $91.2 million in the three months ended March 31, 2024. Research and development expense as a percentage of total revenue was 7.3% in the three months ended March 31, 2025 and 2024. We continue to invest in our cloud offerings, 5G and network related innovation, AI and GenAI capabilities and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased in absolute amounts by $13.0 million, or 8.8%, to $134.6 million in the three months ended March 31, 2025, from $147.6 million in the three months ended March 31, 2024. Selling, general and administrative expense slightly increased as a percentage of revenue from 11.8% in the three months ended March 31, 2024, to 11.9% in the three months ended March 31, 2025. The decrease in costs in was primarily attributable to operational excellence and efficiency improvements. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended March 31, 2025, slightly decreased by $0.2 million, or 1.2% to $16.0 million from $16.2 million in the three months ended March 31, 2024. The slight decrease in amortization of purchased intangible assets and other was primarily attributable to a decrease in amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to recent completed acquisitions.

Restructuring Charges. There were no restructuring charges in the three months ended March 31, 2025, while there were $33.2 million of such charges in the three months ended March 31, 2024. In fiscal year 2024, the Company took actions under a new restructuring plan, mainly comprised of employee's severance expense and benefits arrangements. The Company expects to execute the remainder of the 2024 restructuring plan over the next several quarters, please see Note 9 to our consolidated financial statements.

Operating Income. Operating income increased by $42.0 million, or 27.0%, in the three months ended March 31, 2025, to $197.7 million, or 17.5% of revenue, from $155.7 million, or 12.5% of revenue, in the three months ended March 31, 2024. The increase in operating income was primarily attributable to the phasing out of non-core, low-margin business activities, the continued focus on operational excellence through ongoing adoption of automation, AI, and other sophisticated tools within our operations, to drive additional cost savings and efficiency improvements, to a decrease in restructuring charges recorded in the three months ended March 31, 2024, while there were no such restructuring charges in the three months ended March 31, 2025. Our operating income was positively affected by foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, decreased from a net expense of $11.7 million in the three months ended March 31, 2024 to a net expense of $8.5 million in the three months ended March 31, 2025. The decrease in interest and other expense, net, was primarily attributable to a decrease in foreign exchange fluctuation charges, changes of minority equity investments measured at fair value, partially offset by a decrease in interest income net of interest expenses, as a result of lower level of cash balances.

Income Tax expense. Income tax expense for the three months ended March 31, 2025 were $25.3 million on pre-tax income of $189.3 million, resulting in an effective tax rate of 13.4%, compared to effective tax rate of 17.1% in the three months ended March 31, 2024. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period, please see Note 10 to our consolidated financial statements.

Net income attributable to Amdocs Limited. Net income increased by $44.7 million, or 37.8%, to $163.2 million in the three months ended March 31, 2025, from $118.5 million in the three months ended March 31, 2024. The increase in net income is primarily attributable to an increase in operating income, in the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.44, or 43.6%, to $1.45 in the three months ended March 31, 2025, from $1.01 in the three months ended March 31, 2024. The increase in diluted earnings per share was primarily attributable to an increase in net income in the three months ended March 31, 2025, and a decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 11 to our consolidated financial statements.

(a) During the three months ended December 31, 2024, we phased out several low-margin, non-core business activities, which were included in the three and six months ended March 31, 2024. These business activities resulted in an aggregate of approximately $600 million of revenue in fiscal year 2024, or approximately $150 million per fiscal quarter. The geographic proportional impact of revenue attributable to such business activities is consistent with that of the overall company in fiscal year 2024. These activities substantially already ceased in the three months ended December 31, 2024.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $323.7 million as of March 31, 2025, compared to $514.3 million as of September 30, 2024. The decrease was mainly attributable to $279.7 million repurchase of our ordinary shares pursuant to our repurchase program, $107.8 million of cash dividend payment, $57.2 million payments for business acquisitions and $43.3 million for capital expenditures, net, partially offset by $278.0 million positive cash flow from operating activities, $16.7 million net proceeds from equity investments and other and $11.4 million of proceeds from stock options. Net cash provided by operating activities amounted to $278.0 million and $315.0 million in the six months ended March 31, 2025 and 2024, respectively.

Our free cash flow for the six months ended March 31, 2025 was $234.7 million and is calculated as net cash provided by operating activities of $278.0 million for the period less $43.3 million for capital expenditures, net, and is after restructuring payments of approximately $48 million.

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure, provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets serve as sources of liquidity if needed and will provide sufficient resources to meet our operational needs, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value.

We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the six months ended March 31, 2025 and 2024, we did not recognize any credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022, March 2026 and July 2029, respectively. As of March 31, 2025, we were in compliance with the financial covenants and had no outstanding borrowing under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of March 31, 2025, the noncurrent outstanding principal portion was $650.0 million. Please see Note 13 to our consolidated financial statements.

As of March 31, 2025, we had additional uncommitted lines of credit available for general corporate and other specific purposes. We had outstanding letters of credit and bank guarantees totaling $89.9 million as of March 31, 2025.

We have contractual obligations for Long-term debt and accrued interests, operating leases, purchase obligations, pension funding and unrecognized tax benefits, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed on December 17, 2024 with the SEC. Since September 30, 2024, there have been no material changes in our aggregate contractual obligations mentioned above.

Acquisitions. During the six months ended March 31, 2025, we completed three business acquisitions for an aggregate net consideration of approximately $59.0 million in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The majority of this amount was paid for the acquisition of Profinit, a data science and engineering company, please see Note 3 to our consolidated financial statements.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to building and leasehold improvements. Our capital expenditures were approximately $43.3 million in the six months ended March 31, 2025 and were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. During the six months ended March 31, 2025 we repurchased 3.2 million ordinary shares at an average price of $87.44 per share (excluding broker and transaction fees). As of March 31, 2025, we had remaining authority to repurchase up to $258.0 million of our outstanding ordinary shares under the August 2023 plan. On May 7, 2025, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date, which brings the aggregate unused authorization under both the August 2023 and the May 2025 plans to $1.26 billion. The May 2025 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during the six months ended March 31, 2025 and 2024:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount in millions	Payment Date
February 4, 2025	$0.527	March 31, 2025	$58.6	April 25, 2025
November 12, 2024	$0.479	December 31, 2024	$53.7	January 31, 2025
February 6, 2024	$0.479	March 29, 2024	$55.5	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50.7	January 26, 2024

On May 7, 2025 our Board of Directors approved the next quarterly dividend payment and set June 30, 2025 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 25, 2025.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the six months ended March 31, 2025 and 2024, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended March 31, 2025 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

____________

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
01/01/25-01/31/25	351,866	$85.26	351,866	$363,185,862
02/01/25-02/28/25	343,636	$87.76	343,636	$333,027,629
03/01/25-03/31/25	841,609	$89.18	841,609	$257,971,753
Total	1,537,111	$87.97	1,537,111	$257,971,753

(1)
Excludes broker and transaction fees.
(2)
On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to $1.1 billion of our outstanding ordinary shares and on May 7, 2025, adopted another share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares, which brings the aggregate unused authorization under both the August 2023 and the May 2025 plans to $1.26 billion. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2025:

(1)
Form 6-K dated February 3, 2025
(2)
Form 6-K dated February 5, 2025
(3)
Form 6-K dated February 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: May 19, 2025